Exhibit 4.6

STRICTLY PRIVATE	PRUDENTIAL PLC
1 Angel Court
[FULL NAME]	LONDON EC2R 7AG
[ADDRESS]	Tel: 0203 977 9589
[ADDRESS]
www.prudentialplc.com
[ADDRESS]

[DATE]

Dear [FORENAME],

PRUDENTIAL PLC - LETTER OF APPOINTMENT

I am delighted to confirm that the Board of Prudential plc (the ‘Company’) has agreed to appoint you as a Non-executive Director and member of the [LIST COMMITTEES IF APPLICABLE] with effect from [APPOINTMENT DATE].

I am now writing to set out the main terms of your appointment.  It is agreed that this is a contract for services, subject to the Company’s Articles of Association as amended from time to time, and does not constitute a contract of employment.

Initial appointment and continuation

Your appointment is subject to election by shareholders at the AGM in [RELEVANT YEAR] and subsequent AGMs, and remains subject to any relevant regulatory approvals.

Continuation of your appointment will be contingent on satisfactory performance, re-election at forthcoming AGMs and any provisions relating to the removal of Directors, including any provisions set out in this letter and any additional provisions, both statutory and those contained in the Articles of Association.

Non-executive Directors are appointed on the understanding that they serve an initial term of three years and, subject to review by the Nomination & Governance Committee, a second term of three years.  After six years of service, Non-executive Directors may be appointed for a further year, up to a maximum tenure of nine years from initial appointment, subject to annual review by the Nomination & Governance Committee.  Good governance does not support the practice of serving longer than nine years on the Board as a Non-executive Director.  Your maximum tenure and relevant milestones are as follows:

Date of appointment	End of first three- year term	End of second three-year term	End of additional one- year terms (maximum of three terms)	Notice period
[APPOINTMENT DATE]	[APPOINTMENT DATE PLUS THREE YEARS]	[APPOINTMENT DATE PLUS SIX YEARS]	[APPOINTMENT DATE PLUS SEVEN YEARS]	6 months

Prudential plc, 1 Angel Court, London, EC2R 7AG.

Incorporated and registered in England and Wales. Registered Office as above. Registered number 1397169.

Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated, as applicable by the Hong Kong International Authority sand other regulatory authorities.

[APPOINTMENT DATE PLUS EIGHT YEARS] [APPOINTMENT DATE PLUS NINE YEARS]

If you are not confirmed by the Nomination & Governance Committee to be a suitable candidate for re-election by shareholders, or you are not re-elected by shareholders, or you are retired from office under the Company’s Articles of Association or any other statutory provisions or the terms of this letter, your appointment shall terminate automatically with immediate effect.

Participation in Committees

Non-executive members of the Board are invited to serve on Committees of the Board, as determined by the Board from time to time.  The principal Committees are Audit, Risk, Remuneration and Nomination & Governance.

Role

Non-executive Directors have the same general legal responsibilities to the Company as any other Director.  The Board as a whole is collectively responsible for the success of the Company.

Directors of any company must take decisions objectively in the interests of that company.  As a Director, you owe a fiduciary duty to the Company, which includes an obligation not to do anything that might bring it into disrepute.  All Directors must act with integrity, lead by example and promote the culture desired by the Board.

A summary of responsibilities of Directors as applicable to the Company under current legislation will be provided to you.

In addition to these general requirements of all Directors, the role of the Non-executive Director has the following key elements:

•                        Strategy.  Non-executive Directors should constructively challenge, offer specialist advice and help develop proposals on strategy.

•                        Performance.  Non-executive Directors should scrutinise and hold to account the performance of management and individual executive directors against agreed objectives and monitor the reporting of performance.  This is achieved both at the Board and on a more individual level through the Remuneration Committee.

•                        Risk.  Non-executive Directors should satisfy themselves of the integrity of financial information and that financial controls and systems of risk management are robust and defensible. This is achieved by escalating key issues to the Board either directly or via the Audit Committee.  The Group Risk Committee also has an important role in this context.

•                        People.  Non-executive Directors have a prime role in appointing, and where necessary removing, Executive Directors and in succession planning.  In addition, they are responsible for determining appropriate levels of remuneration for Executive Directors.  This business is mainly conducted via the Nomination & Governance Committee and the Remuneration Committee.  Non-executive Directors also have a prime role in upholding high standards of integrity and probity and in supporting the other Directors in instilling the appropriate culture, values and behaviours in the boardroom and beyond.

As a Director of a company which is the holding company of a number of regulated subsidiaries, you must comply with relevant guidance and regulations applicable from time to time.

Group Compliance will provide you with guidance on your obligations.

Time commitment, fees and expenses

Time commitment will depend on the Committees on which you serve and may change over time, depending on the issues faced by the business and your time in the role.

You will be expected to devote such time as is necessary for the proper performance of your duties and current time expectations for Board and Committee membership are as follows:

	Number of regular scheduled meetings	Role	Approximate time commitment
Board	[X]		[X] days
[RELEVANT COMMITTEE]	[X]	Member / Chair	[X] days

Time commitment is based on preparation for and attendance at scheduled Board meetings, the annual Strategy Away Days, the AGM, general projects, Board training and dinners.  In addition to the regular scheduled meetings, the Committees may hold additional shorter meetings as relevant to discuss, for example, periodic financial reports, succession planning and other issues as they arise.

Whilst we acknowledge that you have other commitments which may mean you will not be able to attend all meetings of the Board and relevant Committees, you have confirmed by accepting this appointment that you are able to allocate sufficient time to the Company’s affairs to meet the demands of the role.

You must discuss any additional commitments that might impact on the time you are able to devote to your role as a Non-executive Director of the Company with me prior to accepting.

Non-executive Directors’ fees are subject to annual review by the Board.  Fees are determined in accordance with the directors’ remuneration policy approved by shareholders from time to time.  The current annual fee for non-executive directors is [£XX,000].  The annual fees for membership of the [RELEVANT COMMITTEES] are [£XX,000] for each Committee.  Fees accrue on a daily basis and will be payable monthly in arrears.  All fees are payable net of any tax and National Insurance contributions, where the Company is required to deduct these.

As a Non-executive Director you are not entitled to participate in any of the Group’s executive remuneration programmes or pension arrangements.

Directors are entitled to claim for business related expenses properly incurred by them in connection with their attendance at meetings of the Board or Committees of the Board, general meetings or otherwise in connection with the discharge of their duties.  Documentary evidence of expenses incurred should be submitted to my office for approval.

Shareholding, dealing and compliance

You are required to hold 2,500 qualification shares in Prudential plc, which must be purchased within your first year of appointment and must be retained during the tenure of your office.

The Board has also set a shareholding guideline for Non-executive Directors equivalent in value to the basic annual fee.

During your term in office you are a person discharging managerial responsibility under the Market Abuse Regulation, and are subject to Prudential’s PDMR Dealing Rules, which can be found in the Board Reading Room on your iPad and are available from Group Secretariat on request.  The rules incorporate all relevant obligations arising from the Company’s listing in HK and the UK, as well as other relevant legislation.  These are updated as required to reflect changes in legislation and regulations, and will provide you with the necessary guidance on the steps you need to take and other considerations relating to securities dealings.

If you have any questions on this please consult with the Company Secretary.

Conflicts of interests, independence and disclosure obligations

It is accepted and acknowledged that you have business interests other than those of the Company and we have discussed these and agreed that no conflicts of interest currently exist (other than any authorised by the Board as part of the appointment process).

In the event that you become aware of any future potential conflicts of interest, please disclose these to me and the Company Secretary as soon as apparent and also prior to accepting appointments.  In particular we would not wish our Directors to serve on the Boards of financial services competitors.

The Board of the Company has determined that you are independent according to the provisions of the UK Corporate Governance Code and Hong Kong Listing Rules, supported by your declaration of independence in relation to the Hong Kong Listing Rules, and you will be identified as such in the annual report and other documentation.  As a member of the Audit Committee, you have also confirmed your independence in respect of the Securities and Exchange Act of 1934 as it applies to members of an audit committee of a Foreign Private Issuer.  If circumstances change, and you believe that your independence may be in doubt, you should discuss this with me as soon as possible.

The Company has an obligation to notify details of other directorships held by its Directors during the past five years to various regulators on an annual basis, together with non-statutory offices held in a professional capacity.  Any changes in your external appointments, including non-statutory offices, should be notified to the Company Secretary on an ongoing basis.  In particular, any changes in your directorships of other quoted companies worldwide need to be notified promptly, preferably the next business day, as the Company is required to announce this to various stock exchanges.

Wrongdoing

You will immediately report to the Board your own wrongdoing or the wrongdoing or proposed wrongdoing of any employee or Director of which you become aware.

Termination of appointment

a.                                      Other than as set out in paragraph (b) below, your appointment may be terminated by, and at the discretion of, either party upon six months’ written notice.

b.                                      Notwithstanding the above paragraph (a), your appointment may be terminated with immediate effect if you:

(i)                                     commit a material breach of your obligations under this letter; or

(ii)                                 commit any serious or repeated breach or non-observance of your obligations to the Company (which include an obligation not to breach your duties to the Company, whether statutory, fiduciary or common-law); or

(iii)                              are guilty of any fraud or dishonesty or acted in a manner which, in the opinion of the Company acting reasonably, brings or is likely to bring you or the Company into disrepute or is materially adverse to the interests of the Company; or

(iv)                             are convicted of any arrestable criminal offence other than an offence under road traffic legislation in the UK or elsewhere for which a fine or non-custodial penalty is imposed; or

(v)                                are declared bankrupt or have made an arrangement with or for the benefit of your creditors; or

(vi)                              are disqualified from acting as a Director; or

(vii)                          cease to hold applicable regulatory status; or

(viii)                       do not comply with relevant Group policies including the Group Code of Conduct, the Anti-Money Laundering and Counter Terrorism Financing Policy, the Group Anti-Bribery and Corruption Policy, the Inside Information Policy and the PDMR Dealing Rules; or

(ix)                             you are not confirmed by the Nomination & Governance Committee to be a suitable candidate for re-election by shareholders; or

(x)                                you are not re-elected as a Director by shareholders; or

(xi)                             you are retired from office under the Company’s Articles of Association.

On termination of your appointment you shall resign from your office as Director of the Company and of any offices you hold in any of the Company’s Group companies.  Upon termination you will not be entitled to any compensation, other than accrued pro-rata fees, and you shall also cease to be a member of any Committee of the Board.  All records, documents, accounts, letters and papers of every description (including in particular Board and Committee agendas, minutes and papers) within your possession or control relating to the affairs and business of the Group are and will remain the property of the Company, and shall be returned to the Company forthwith on termination.

Confidentiality

During your appointment you will have access to confidential information regarding the business and financial affairs of the Company and those of its subsidiaries, undertakings and affiliates.  You must not, either during your appointment or afterwards, disclose to anyone or otherwise make use of this confidential information, except in the proper performance of your duties or as may be required by law or by any competent regulatory body.  This does not apply, however, to any information already in the public domain.

Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of price sensitive information.  Consequently you should avoid making any statements that might risk a breach of these requirements without prior clearance from me or the Company Secretary.

Data Protection

By signing this letter, you consent to the Company holding and processing information about you for legal, personnel, administrative and management purposes and in particular to the processing of any sensitive personal data (as defined in the Data Protection Act 2018, incorporating the General Data Protection Regulation) including, as appropriate:

(a)                                information about you that may be relevant to ensuring equality of opportunity and treatment in line with the Company’s equal opportunities policy and in compliance with equal opportunities legislation; and

(b)                                information relating to any criminal proceedings in which you have been involved for insurance purposes and in order to comply with legal requirements and obligations to third parties.

You consent to the transfer of such personal information to other offices the Company may have or to a company in the Group or to other third parties, whether or not outside the European Economic Area, for administration purposes and other purposes in connection with your appointment, where it is necessary or desirable for the Company to do so.

You will comply at all times with the Company’s data protection policy, a copy of which will be provided to you.

Induction

Following your appointment, the Company will provide an induction programme which will include meetings with senior management and the Company’s auditor and will focus on areas of specific interest to you.  As part of your induction you will receive a briefing on your duties as a Director generally and as a Director of a company listed in the UK and HK.  You will also receive a briefing on your obligations under applicable financial services regulation.

Board evaluation

The performance of individual Directors and of the whole Board and its Committees is evaluated annually.  If, in the interim, there are any matters which cause you concern about your role you should discuss them with me as soon as is appropriate.

Professional development

As a Director you are invited to appropriate educational and/or professional development programmes from time to time.  The Company Secretary will consult each Director annually to ascertain their specific professional development needs.  The Company will also provide you with briefings relevant to your duties as a Director.

Directors’ and officers’ protection

The Company has Directors’ and Officers’ liability insurance and it is intended to maintain such cover for the full term of your appointment.

The Company also provides you with indemnity cover for Directors’ and Officers’ liability within the limitations imposed by law.  In addition, the Company provides you with a limited indemnity for certain personal liabilities you may suffer in the course of your appointment, subject again to applicable statutory and other limitations, pursuant to the Company’s constitutional documents or otherwise.

In addition, the Board has resolved to have a discretionary payments policy (subject to regular review), the existence of which Directors (executive and non-executive) and certain employees or members of the Prudential Group may rely on, to protect them from personal liability arising out of the bona fide performance of their duties on behalf of the Group.

Independent professional advice

Occasions may arise when you consider that you need professional advice in the furtherance of your duties as a Director, and it may be appropriate for you to seek advice from independent advisers at the Company’s expense.  This would normally be arranged through the Company Secretary.  The Company will reimburse the full cost of expenditure incurred in accordance with the policy.  Details of the agreed procedure under which Directors may obtain such independent advice will be provided to you.

Governing law and jurisdiction

This letter and any non-contractual obligations arising out of or in connection with it shall be governed by English law. The English courts have exclusive jurisdiction to settle any dispute arising in respect of it.

Yours sincerely

Chairman
Prudential plc

Acknowledgement:

1.                  By signing this letter, I agree to its terms.

2.                  I acknowledge that this appointment letter does not constitute a contract of employment.

3.              I confirm that by having accepted this appointment, I am able to allocate sufficient time to meet the demands of the role.

Signed:

Dated: